UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of December 2022
Commission File Number: 001-41327

GOGORO INC.

11F, Building C,
No. 225, Section 2, Chang’an E. Rd.
SongShan District, Taipei City 105
Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Amendment to the Medium to Long-Term Credit Facility Agreement
On December 14, 2022, Gogoro Network (Cayman), Taiwan Branch ("Borrower"), a branch office of Gogoro Network (Cayman) (“Borrower’s Parent”) and a wholly owned subsidiary of Gogoro Inc. ("Gogoro"), entered into an Amendment Agreement to the Medium to Long-Term Credit Facility Agreement (First Amendment) (the “Amendment”), by and among Borrower, Borrower’s Parent, Gogoro in its capacity as guarantor, and Mega International Commercial Bank Co., Ltd. (“Mega Bank”), to the Medium to Long-Term Credit Facility Agreement, dated January 6, 2021 (the “Original Agreement”), that originally provided for a credit facility in an aggregate principal amount of up to an equivalent of US$200 million in New Taiwan Dollars (the “Credit Facility”).
The Amendment, among other things, amends the Original Agreement to extend the maturity date from two years from the initial drawdown date to four years and ten months from the initial drawdown date, which maturity date is now December 20, 2025. As of the date of the Amendment, the outstanding principal amount was NT$3,975,000,000. Pursuant to the Amendment, the outstanding principal amount shall be amortized and repaid quarterly beginning on December 20, 2022.

As amended by the Amendment, the interest rate under the Credit Facility is a floating per annum rate based on the 3-month Taipei Interbank Offered Rate, adjusted quarterly, plus a margin of 1.60%, subject to a possible reduction of 0.01% if certain environmental, social and governance benchmarks are met (in each case, subject to a minimum annual interest rate floor of 1.85%).

Gogoro’s liquidity ratio and debt ratio financial covenants were also amended in connection with the Amendment and, if Gogoro fails to comply with its financial covenants, subject to certain cure and rectification rights, Borrower has agreed to pay a monthly fee of 0.15% per annum on the then outstanding principal balance.

Pursuant to the Amendment, Borrower has also agreed to a 0.1% fee on the then outstanding principal balance if Borrower and Gogoro do not maintain an aggregate average balance on deposit with Mega Bank’s financial holding branch equal to at least 20.0% of the outstanding principal amount under the Credit Facility, tested quarterly.
In addition, in connection with the Amendment, Gogoro’s Chief Executive Officer has been released from acting as a guarantor to the Credit Facility. Gogoro continues to be a guarantor under the Credit Facility.
A copy of the Amendment is attached as Exhibit 10.1 to this Current Report on Form 6-K and is incorporated by reference herein. The above description is qualified in its entirety by reference to the full text of the Amendment.
Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The information set forth under “Amendment to the Medium to Long-Term Credit Facility Agreement” is incorporated herein by reference.

EXHIBIT INDEX

Exhibit Number	Exhibit Title

10.1	Agreement to Medium to Long-Term Credit Facility Agreement (First Amendment)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gogoro Inc.

Date: December 15th, 2022	/s/ Bruce Morrison Aitken
Bruce Morrison Aitken
Chief Financial Officer